

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 18, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, Each Representing a 1/1,000th Interest in a 4.875% Fixed-Rate Perpetual Non-Cumulative Preference Share, Series D, par value $1.00 per share of ATHENE HOLDING LTD. under the Exchange Act of 1934.

Sincerely,

[signature]